EXHIBIT 10.48

PURCHASE AND SALE AGREEMENT

     THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated as of the 10th day of December, 2004, by and among (i) Sunrise of Lynn Valley Limited (“Lynn Valley Owner”), Sunrise of Beacon Hill Limited (“Beacon Hill Owner”), Sunrise of Mississauga Limited (“Mississauga Owner”), Sunrise of Markham Limited (“Markham Owner”), Sunrise of Windsor Limited (“Windsor Owner”), Sunrise of Richmond Hill Limited (“Richmond Hill Owner”) and Sunrise of Oakville Limited (“Oakville Owner”) (Lynn Valley Owner, Beacon Hill Owner, Mississauga Owner, Markham Owner, Windsor Owner, Richmond Hill Owner and Oakville Owner are hereinafter sometimes referred to individually as “Facility Owner” and collectively as “Facility Owners”), S.A.L. Operations B.H. Inc. (“BH Operator”), S.A.L. Operations (Canada) Inc. (“Canada Operator”), and S.A.L. Operations B.N.S. Inc. (“BNS Operator”) (BH Operator, Canada Operator and BNS Operator are hereinafter sometimes referred to individually as a “Facility Operator” and collectively as “Facility Operators”) (the Facility Owners and the Facility Operators are hereinafter collectively referred to as the “Sellers”) and (ii) Sunrise Senior Living, Inc., a Delaware corporation (“Sunrise” or “Purchaser”).

RECITALS:

     A.     Lynn Valley Owner owns the assisted living facility located in North Vancouver, British Columbia, Canada known as Sunrise Assisted Living of Lynn Valley, as more fully described on Exhibit A attached hereto and made a part hereof (the “Lynn Valley Facility”).

     B.     Beacon Hill Owner owns the assisted living facility located in Victoria, British Columbia, Canada known as Sunrise Assisted Living of Victoria, as more fully described on Exhibit A (the “Beacon Hill Facility”).

     C.     Mississauga Owner owns the assisted living facility located in Mississauga, Ontario, Canada known as Sunrise Assisted Living of Mississauga, as more fully described on Exhibit A (the “Mississauga Facility”).

     D.     Markham Owner owns the assisted living facility located in Markham, Ontario, Canada known as Sunrise of Unionville, as more fully described on Exhibit A (the “Markham Facility”).

     E.     Windsor Owner owns the assisted living facility located in Windsor, Ontario, Canada known as Sunrise Assisted Living of Windsor, as more fully described on Exhibit A (the “Windsor Facility”).

     F.     Richmond Hill Owner owns the assisted living facility located in Richmond Hill, Ontario, Canada known as Sunrise Assisted Living of Richmond Hill, as more fully described on Exhibit A (the “Richmond Hill Facility”).

     G.     Oakville Owner owns the assisted living facility located in Oakville, Ontario, Canada known as Sunrise Assisted Living of Oakville, as more fully described on Exhibit A (the “Oakville Facility”).

     H.     The assisted living facilities described in Recitals A through G are individually referred to as a “Facility” and collectively as the “Facilities”.

     I.     Facility Operators have entered into certain operating leases (the “Operating Leases”) with Facility Owners, pursuant to which Facility Operators operate the Facilities.

     J.     Purchaser desires to purchase from Sellers substantially all of Sellers’ assets, including the Facilities, and Sellers desire to sell such assets to Purchaser in exchange for the Purchase Price (as hereinafter defined) and in accordance with the terms and conditions set forth below.

     Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
TERMINOLOGY

     1.1     Defined Terms. As used herein, the following terms shall have the meanings indicated:

Affiliate: With respect to any specified person or entity, another person or entity which, directly or indirectly controls, is controlled by, or is under common control with, the specified person or entity.

Documents: This Agreement and all Exhibits hereto, and each other agreement, certificate or instrument delivered pursuant to this Agreement.

First Additional Purchase Price Amount: The purchase price amount payable in respect of the cash flows of the Operating Leases of the Facility Operators from December 17, 2004 through the Closing Date, which shall be equal to the product of (i) CAN$27,161 multiplied by (ii) the number of days elapsed from December 17, 2004 through and including the earlier of (x) the Closing Date and (y) December 31, 2004.

IPO: The initial public offering of units of Sunrise REIT, which offering is anticipated to close prior to December 31, 2004.

IPO Closing: The time as of which units of Sunrise REIT first become marketable on the Toronto Stock Exchange.

IPO Proceeds: The gross proceeds realized from the IPO, as shown on the first page of the final prospectus for the IPO. For purposes of clarity, “IPO Proceeds” excludes the proceeds from the exercise of any overallotment option.

Licenses. All certificates, licenses, and permits issued by governmental authorities in connection with the ownership, use, occupancy, operation, and maintenance of the Facilities.

Lien: Any mortgage, deed of trust, pledge, hypothecation, title defect, right of first refusal, security or other adverse interest, encumbrance, claim, option, lien, lease or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, affecting any assets or property, including any agreement to give or grant any of the foregoing, any conditional sale or other title retention agreement, and the filing of or agreement to give any financing statement with respect to any assets or property under the Personal Property Security Act or comparable law of any jurisdiction.

Loss: With respect to any person or entity, any and all costs, obligations, liabilities, demands, claims, settlement payments, awards, judgments, fines, penalties, damages and reasonable out-of-pocket expenses, including court costs and reasonable legal fees, whether or not arising out of a third-party claim.

Management Agreements: The agreements by and between each Facility Operator and Manager.

Manager: Sunrise North Assisted Living, Limited, a New Brunswick corporation, which is the manager of the Facilities under the Management Agreements.

Material Adverse Effect: A material adverse effect on the assets, business, operations, financial condition or results of operations of the Facilities, taken as a whole.

Net Proceeds: Fifty Nine Million Five Hundred Eighty-Three Thousand Four Hundred Eleven Canadian Dollars (CAN$59,583,411).

Operating Leases: The leases by and between the Facility Owners, as landlords, and the Facility Operators, as tenants.

Payoff Amount: One Hundred Four Million Six Hundred Thirty Five Thousand Three Hundred Thirty-Nine Canadian Dollars (CAN$104,635,339).

Permitted Lien: Any statutory lien which secures a governmentally required payment not yet due that arises, and is customarily discharged, in the ordinary course of business.

Resident Deposits: All deposits or advances of any kind or nature from any resident of any Facility.

Second Additional Purchase Price Amount: An increase in the amount of the purchase price for the assets of the Facility Operators representing an increase in the projected cash flows (and therefore an increase in the value) of the Operating Leases of the Facility Operators as determined by the IPO, which shall be equal to the product of: (i) 31.82%

and (ii) the positive difference, if any, between (x) the product of A) 105.36% and B) the IPO Proceeds and (y) CAN$229,847,560.

Sunrise REIT: The trust to be formed under Ontario law anticipated to be named “Sunrise Senior Living Real Estate Investment Trust.”

Taxes: All Canadian federal, provincial, local and foreign taxes including, without limitation, income, gains, transfer, unemployment, withholding, payroll, social security, real property, personal property, excise, sales, use and franchise taxes, levies, assessments, imposts, duties, licenses and registration fees and charges of any nature whatsoever, including interest, penalties and additions with respect thereto and any interest in respect of such additions or penalties. The term “Taxes” excludes (i) impact fees or other similar exactions levied or payable in connection with the development of any of the Facilities, and (ii) any U.S. taxes assessed against individual partners in SALH with respect to their investment therein.

Tax Return: Any return, filing, report, declaration, questionnaire or other document required to be filed for any period with any taxing authority (whether domestic or foreign) in connection with any Taxes (whether or not payment is required to be made with respect to such document).

Title Insurer: First Canadian Title Insurance Company.

     1.2     Additional Defined Terms. As used herein, the following terms shall have the meanings defined in the recitals or section indicated below:

Assignment Agreements	Section 8.2(f)
Assumed Liabilities	Section 2.3(b)
Breaching Party	Section 10.6
Closing	Section 8.1
Closing Date	Section 8.1
Closing Notice	Section 2.1
Closing Statement	Section 8.2(e)
CRA	Section 5.4(c)
CRA Clearance	Section 5.7(c)
Cut-Off Time	Section 2.5
Deposit	Section 2.3(b)
Escrow Agent	Section 2.3(b)
Excluded Assets	Section 2.2(b)
Facility Agreements	Section 2.2(a)(iii)
GST	Section 5.7(f)
Implied Covenants	Section 2.4(e)
Improvements	Section 2.2(a)(i)
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)
Land	Section 2.2(a)(i)

Non-Breaching Party	Section 10.6
Owned Assets	Section 2.2(a)
Personal Property	Section 2.2(a)
Purchase Price	Section 2.3(a)
Real Property	Section 2.2(a)(i)
Resident Agreements	Section 2.2(a)(iii)
SALH	Section 2.3(b)
Seller’s Warranties	Section 2.4(d)
SSLII	Section 8.7
SSLII Interests	Section 8.7
Sunrise’s Cross Pre-Closing Obligat	ions Section 2.5(b)
Sunrise’s Net Pre-Closing Benefit	Section 2.5(c)
Sunrise’s Net Pre-Closing Payments	Section 2.5(b)

ARTICLE II
PURCHASE AND SALE OF OWNED ASSETS

     2.1     Agreement. Sellers hereby agree to sell to Purchaser or its designee (which designee may be Sunrise REIT or an entity controlled, directly or indirectly, by Sunrise REIT), and Purchaser agrees to purchase, the Owned Assets (as defined below and including, for certainty, the Facilities) from Sellers, on the Closing Date, on and subject to the terms and conditions hereinafter set forth. Sunrise will provide written notice of the Closing Date (the “Closing Notice”) to Seller no less than fifteen (15) days prior to the Closing Date. The Closing Notice will specify the Closing Date and the place at which the Closing will take place.

     2.2     Owned Assets.

               (a)     Defined. The “Owned Assets” shall consist of all of the assets of Sellers, whether tangible, intangible, contingent or otherwise, and shall specifically include the following:

               (i)     Real Property.

        (A)     That certain real property consisting of land (“Land”) and all buildings, structures, fixtures and other improvements (“Improvements”) located thereon, such Land and Improvements being more particularly described as follows:

Facility	Address	Units
Beacon Hill	920 Humboldt Street	93
	Victoria, BC

Lynn Valley	940 Lynn Valley Road	92
	North Vancouver, BC

Markham	38 Swansea Road	82
	Markham, ON

Mississauga	1273 and 1279 Burnhamthorpe
	Road East	84
	Mississauga, ON

Oakville	456 Trafalgar Road	87
	Oakville, ON

Richmond Hill	9800 Yonge Street	70
	Richmond Hill, ON

Windsor	5065 Riverside Drive East Windsor, ON	84

     The Land, Improvements and related real property (collectively, the “Real Property”) are more fully described on Exhibit A shall be deemed to include and be subject to all related permits, easements, Licenses (except to the extent hereinafter expressly excluded, and only to the extent transferable under applicable law), rights-of-way, rights and related appurtenances.

               (B)     All right, title and interest of the Facility Owners as landlord (whether named as such therein, or by assignment or otherwise) in the Operating Leases and any other leases and subleases regarding the Real Property now existing or at any time hereafter made, and all amendments, modifications, supplements, renewals and extensions thereof, together with any security deposits made by the lessees thereunder.

               (C)     All right, title and interest of the Facility Operators as tenant under the respective Operating Leases.

     (ii)     Personal Property.

               (A)     Any and all furniture, fixtures, furnishings, machinery and equipment used in connection with the Facilities, and all other personal property used in connection with the Real Property and, as of the Closing Date, located upon the Real Property, if any.

               (B)     Goodwill, going concern, and all existing warranties and guaranties (express or implied, but only to the extent transferable under applicable law or the applicable warranty or guaranty agreement) issued to the Facility Owners or Facility Operators in connection with the Improvements or the personal property described in paragraph (a)(ii)(A) above.

               (C)     The tangible and intangible property described in Sections 2.2(a)(ii)(A) and 2.2(a)(ii)(B) shall be referred to herein as the “Personal Property.” In no event shall the Personal Property include any property owned by Manager, notwithstanding Manager’s use of such property in connection with its management and administration of the Facilities.

          (iii)     Facility Agreements and Resident Agreements. All rights of the Sellers in, to and under all contracts, leases, agreements, commitments and other arrangements, and any amendments or modifications, used or useful in the operation of the Facilities as of the date hereof or made or entered into by Sellers or Manager between the date hereof and the Closing Date in compliance with this Agreement (the “Facility Agreements”), and all occupancy, residency, lease, tenancy and similar written agreements entered into in the ordinary course of business with residents of the Facilities, and all amendments, modifications, supplements, renewals, and extensions thereof (“Resident Agreements”) and all Resident Deposits.

          (iv)     Records. True and complete copies (or, at Purchaser’s option, originals, so long as the Purchaser provides copies to the Sellers) of all of the books, records, accounts, files, logs, ledgers and journals pertaining to or used in the operation of the Facilities, including, but not limited to, any electronic data stored on computer disks or tapes, and originals of any of the foregoing that relate to the Facilities.

          (v)     Licenses. Any and all Licenses now held and used or useful in the operation of the Facilities, and any renewals, extensions, amendments or modifications thereof, except to the extent not transferable or assignable under applicable law, to the extent transferable under applicable law.

          (vi)     Cash on Hand. All cash on hand of the Facility Owners and the Facility Operators as of the Closing Date, other than any cash received or receivable under this Agreement.

          (vii)     Miscellaneous Assets. Any other tangible or intangible assets, properties or rights of any kind or nature not otherwise described above in this Section 2.2 and now or hereafter owned or leased by the Facility Owners and used in connection with the operation of the Facilities, excluding only the “Excluded Assets” described below.

          (b)     Excluded Assets. Notwithstanding anything to the contrary herein, the Sellers are not selling, and Purchaser shall not acquire, any of the “Excluded Assets”, defined for purposes hereof as:

(i)	The rights of Sellers under this Agreement and the other Documents.

(ii)	The original (or, at Purchaser’s option, copies of) records referred to in paragraph (a)(iv) above, as well as any other corporate and accounting books and records of the Sellers.

(iii)	The Purchase Price and any other payments received or receivable hereunder.

               (c)     Assets Not Transferable. Nothing herein shall be construed as requiring or permitting Sellers to assign or transfer to Purchaser any agreement or License that by its terms cannot be assigned absent the consent of any third party (unless any required consent shall have been obtained). If, notwithstanding the reasonable efforts of the parties pursuant to Section 5.4, any such consent to assignment or transfer shall not have been obtained by the Closing Date, then (i) the failure to have received such consent shall not constitute the failure of a condition precedent to closing and (ii) the parties will continue to use reasonable efforts after the Closing Date to obtain such consent. Until such consent shall have been obtained, for a period of up to six months after the Closing Date, the applicable Seller shall, by itself or by its agents, at the request and expense and under the direction of Purchaser, in the name of such Seller or otherwise as Purchaser may reasonably specify and as may be permitted by law, take all actions as Purchaser may reasonably request, at Purchaser’s sole expense, in order: (i) that the rights and obligations of such Seller under any such contract or License shall be preserved, (ii) to facilitate the performance of such Seller’s obligations under such contract or License and (iii) to cause the other party or parties to any such contract to perform its or their obligations thereunder (which performance shall be for the sole benefit of Purchaser).

     2.3     Purchase Price; Deposit.

               (a)     The aggregate amount of Purchaser’s payment to Sellers for the Owned Assets including the Facilities (“Purchase Price”) shall be an amount equal to (A) the Net Proceeds, plus (B) the Payoff Amount, plus (C) the First Additional Purchase Price Amount, plus (D) the Second Additional Purchase Price Amount. The Purchase Price shall be paid on the Closing Date by wire transfer of immediately available funds for disbursement to Sellers and to relevant lenders in accordance with the allocations and wiring instructions to be set forth in the Closing Statement.

               (b)     As further consideration for the Owned Assets, Purchaser hereby agrees that on the Closing Date, but effective as of and from the Cut-Off Time (as defined in Section 2.5), Purchaser shall assume and indemnify and hold harmless each of the Sellers and each of their respective Affiliates from and against all liabilities, indebtedness and obligations of Sellers of any kind or nature, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, due or to become due, regardless of when asserted or incurred, excluding only the liabilities and obligations of Sellers or their respective Affiliates arising pursuant to this Agreement, the other Documents or the constituent documents of Sunrise Assisted Living Holdings, L.P. (“SALH”) (the liabilities so assumed, the “Assumed Liabilities”). For certainty and without limitation, it is agreed by the Purchaser that, as provided in Section 2.4(e) of this Agreement, any liabilities and obligations of any of the Sellers arising out of the Implied Covenants shall be included in the Assumed Liabilities.

               (c)     Upon execution of this Agreement by all parties hereto, Sunrise shall deposit, by wire transfer of immediately available funds, with Torys LLP (“Escrow Agent”), Sixteen Million Canadian Dollars (CAN$16,000,000) (the “Deposit”), in accordance with the terms of the Escrow Agreement, dated of even date herewith, among Sunrise, the Sellers and Escrow Agent. The Deposit shall be applied towards the Purchase Price on the Closing Date or paid to the Sellers on December 31, 2004 if the Closing shall have not taken place by such date, except as otherwise provided under Section 10.2(b).

               (d)     Purchaser and Sellers agree that CAN $152,224,138 of the Net Proceeds and the Payoff Amount shall be allocated to the purchase of the Facilities and other assets from the Facility Owners as follows (in Canadian Dollars):

		Amount	Amount	Amount
	Net Proceeds	Allocated to	Allocated to	Allocated to
	and Payoff	Lease	Net Working	Real Property
	Amount	Receivables	Capital	& Other Assets
Lynn Valley Owner	CAN $24,677,305	CAN $2,161,110	CAN $483,929	CAN $22,032,266
Beacon Hill Owner	CAN $24,957,230	CAN $2,242,129	CAN $682,835	CAN $22,032,266
Mississauga Owner	CAN $19,801,157	CAN $1,653,613	CAN $253,530	CAN $17,894,014
Markham Owner	CAN $21,907,604	CAN $2,328,096	CAN $231,195	CAN $19,348,313
Windsor Owner	CAN $20,036,220	CAN $1,798,097	CAN $778,782	CAN $17,459,341
Richmond Hill Owner	CAN $18,284,174	CAN $ 952,514	CAN $881,469	CAN $16,450,191
Oakville Owner	CAN $22,560,448	CAN $1,897,784	CAN $912,399	CAN $19,750,265

Facility Owners Total	CAN $152,224,138	CAN $13,033,343	CAN $4,224,139	CAN $134,966,656

An amount equal to CAN$11,994,611 of the Net Proceeds, the Second Additional Purchase Price Amount and the First Additional Purchase Price Amount shall be allocated to the purchase of the Operating Leases and other assets of the Facility Operators in the following proportions: 27% to BH Operator, 35% to Canada Operator and 38% to BNS Operator. Purchaser and Sellers agree to report the transaction for all tax and financial reporting purposes consistently with such allocation.

     2.4     As-Is, Where-Is, With All Faults Sale. Sunrise acknowledges and agrees as follows:

               (a)     Sunrise has conducted (or has waived its right to conduct), and shall be entitled to continue to conduct, such due diligence as Sunrise has deemed or shall deem necessary or appropriate. Sunrise further acknowledges that Manager, a wholly-owned subsidiary of Sunrise, has been managing the Facilities and Sunrise is, therefore, fully aware of the condition of the Facilities and of the status of all their operations. Sunrise has had and will continue to have, the right to conduct any inspections or investigations Sunrise desires with respect to the Facilities.

               (b)     Except with respect to Sellers’ representations and warranties in Article

IV, the Owned Assets shall be sold, and Purchaser shall accept the Owned Assets and the Assumed Liabilities on the Closing Date, “AS IS, WHERE IS, WITH ALL FAULTS”, with no right of setoff or reduction in the Purchase Price.

               (c)     Without limiting the generality of the foregoing, Sellers advise Purchaser that certain of the Owned Assets may be subject to restrictions as to their free transferability to Purchaser (all such restrictions, the “Transfer Restrictions”), including without limitation:

(i)	Certain contracts included among the Owned Assets may contain explicit prohibitions on assignment without the consent of the other party thereto, or may not be assignable by operation of law absent such consent;

(ii)	To the extent the Owned Assets include any Licenses, filing or registration with, or consent from, the governmental authority issuing such Licenses may be required;

(iii)	Certain of the Owned Assets may be subject to Liens other than those securing the indebtedness in respect of which the Payoff Amount is to be paid;

(iv)	The Payoff Amount may not be sufficient to discharge all Liens in respect of the indebtedness in respect of which the Payoff Amount is to be paid;

(v)	The release of any Liens intended to be discharged by the Payoff Amount may not occur simultaneously with the Closing Date if the Payoff Amount is paid as of such date; and

(vi)	Certain of the Owned Assets may not be in the possession, custody or control of the Sellers.

Purchaser specifically confirms its understanding that (1) Sellers have made no investigation as to the existence of any Transfer Restrictions; (2) except as set forth in Section 5.4, Sellers shall have no responsibility to cause the Transfer Restrictions to be satisfied, cured or discharged; (3) the continuation of any Transfer Restrictions as of the Closing Date shall neither relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement, nor give Purchaser any right of counterclaim or setoff against any Seller; and (4) the provisions of this paragraph (c) are an essential inducement to cause Sellers to enter into this Agreement.

               (d)     Except for Sellers’ representations and warranties in Article IV (“Sellers’ Warranties”), Sellers have not made, nor shall Sellers be deemed to have made, any oral or written representations, warranties, promises or guarantees (whether express, implied, statutory or otherwise) to Sunrise with respect to the Owned Assets (including the Facilities), their value, or any matter set forth, contained or addressed in the Documents (including, but not limited to, the accuracy and completeness thereof).

               (e)      Notwithstanding the exclusion from the Assumed Liabilities of the liabilities and obligations of the Sellers arising pursuant to the Documents, any liabilities and obligations of any of the Sellers arising out of the Implied Covenants shall be included in the Assumed Liabilities and consequently any Loss in connection therewith will be the subject matter of the indemnity from the Purchaser provided in Section 9.2 of this Agreement. “Implied Covenants” as used in this Agreement means any covenants (including any releases), representations or warranties in or arising as a result of the execution and delivery of the deeds contemplated in Section 8.3(a) of this Agreement, including without limitation, as a result of any statutory provisions which may be applicable thereto.

               (f)      Sunrise shall independently confirm to its satisfaction all information that it considers material to its purchase of the Owned Assets (including the Facilities). In addition, Sunrise expressly understands and acknowledges that it is possible that unknown liabilities may exist with respect to the Facilities or be otherwise included among the Assumed Liabilities. Sunrise explicitly took that possibility into account in determining and agreeing to the Purchase Price, and a portion of such consideration, having been bargained for between parties with the knowledge of the possibility of such unknown liabilities, is given in exchange for a full accord and satisfaction and discharge of all such liabilities. Sunrise has also had all information necessary to evaluate the value of the Owned Assets (including the Facilities) and their marketability. Based on all such information and any other information Sunrise has desired to obtain and obtained, Sunrise acknowledges that the Purchase Price is a fair price for the Owned Assets (including the Facilities). Notwithstanding the foregoing, such acknowledgment is not intended to, and shall not be construed to, (i) effect any contractual assumption of liability as to matters which are not expressly assumed by Sunrise in this Agreement or the documents executed by the parties in connection with the transactions contemplated in this Agreement, or (ii) affect or impair any rights or remedies that Sunrise may have against Sellers as a result of a breach of any of Sellers’ Warranties.

               (g)      Purchaser hereby waives any right pursuant to Part 4 of the Environmental Management Act, SBC 2003, c.53 to receive or be provided with a site profile as contemplated therein.

     2.5      Beneficial Ownership.

               (a)      General Statement. It is the intention of the parties to this Agreement that, as of 12:00 a.m., September 1, 2004, Sunrise shall have accepted and assumed from Sellers all of the benefits and burdens of operation of the Facilities. To the extent not expressly inconsistent with the terms of this Agreement, the parties desire that all provisions of this Agreement be interpreted so as to give effect, wherever possible, to the foregoing statement. For purposes of this Agreement, the “Cut-Off Time” means 11:59 p.m., August 31, 2004.

               (b)      Expenditures; Capital Improvements. From the Cut-Off Time through the Closing Date, if and to the extent any funds are needed to pay any expense of operation, maintenance or repair, or to undertake any capital improvement, with respect to any Facility, or to satisfy any liability (whether accrued or accruing) that either (1) is a liability of one of the

Sellers or (2) would, as of the Closing Date, be an Assumed Liability, Sunrise will advance such funds to Sellers, in order to enable Sellers to pay such expense or capital cost or to satisfy such liability. The parties confirm and acknowledge that the Purchase Price has already been adjusted to give effect to Sellers’ obligations with regard to any such liabilities that accrued prior to the Cut-Off Time. The aggregate amount payable by Sunrise hereunder is referred to as “Sunrise’s Gross Pre-Closing Obligations” and the aggregate amount payable by Sunrise, net of any amounts received in respect of clauses (i) through (iii) of paragraph (c) below, is referred to as “Sunrise’s Net Pre-Closing Payments.”

               (c)      Revenues; Accounts Receivable; Proceeds. Sunrise will be entitled (i) to receive all proceeds of insurance received after the Cut-Off Time arising out of any casualty, for repair, replacement or rent loss; (ii) to collect and retain all accounts receivable arising from the Facilities; and (iii) to retain all gross revenues received after the Cut-Off Time, to the extent that the amounts set forth in clauses (i) through (iii) exceed the total amount of Sunrise’s Gross Pre-Closing Obligations. Any such excess is referred to herein as “Sunrise’s Net Pre-Closing Benefit”.

               (d)      Repayment.

               (i)      Sunrise’s Net Pre-Closing Payments will not be repayable by Sellers to Sunrise except in the event of termination of this Agreement by Purchaser due to Sellers’ default pursuant to Section 10.2(b)(i) hereof, in which event, and in addition to any other remedies Purchaser may have hereunder, the amount of Sunrise’s Net Pre-Closing Payments will be repaid to Sunrise on demand (after the date of termination) with interest at the rate of twelve percent (12%) per annum from the date of date of each such payment. If Closing occurs hereunder, any Sunrise’s Net Pre-Closing Payments will not be applied to the Purchase Price or otherwise reduce the sums due to Sellers hereunder.

               (ii)      Sunrise’s Net Pre-Closing Benefit will not be repayable by Sunrise to Sellers except in the event of termination of this Agreement by Sellers due to Purchaser’s default pursuant to Section 10.2(a)(i) hereof, in which event, and in addition to any other remedies Sellers may have hereunder, Sunrise’s Net Pre-Closing Benefit will be repaid to Sellers on demand (after the date of termination) with interest at the rate of twelve percent (12%) per annum from the date of accrual of each such benefit. If Closing occurs hereunder, any Sunrise Net Pre-Closing Benefit will not increase the Purchase Price or otherwise increase the sums due from Sunrise to Sellers hereunder.

               (e)     Rights and Obligations Personal to Sunrise. The rights and obligations of Sunrise under this Section 2.5 are and will remain personal to Sunrise. No assignee of Sunrise will have any liability to Sellers under this Section 2.5 nor be entitled to any benefit obtained by Sunrise under this Section 2.5.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SUNRISE

     Sunrise represents and warrants to Sellers as follows:

     3.1     Organization, Good Standing and Entity Authority. Sunrise is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate authority to own and operate its properties and carry on its business.

     3.2     Authorization and Binding Effect of Documents. Purchaser (and its Affiliates) have all requisite power and authority to enter into this Agreement (to the extent each is a signatory hereto), and either have or will, as of the Closing Date, have all requisite power and authority to enter into the other Documents to which they are a party and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and each of the other Documents by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Purchaser. This Agreement has been, and each of the other Documents at or prior to Closing will be, duly executed and delivered by Purchaser. This Agreement constitutes (and each of the other Documents, when executed and delivered, will constitute) the valid and binding obligation of Purchaser enforceable against Sunrise in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and to the exercise of judicial discretion in accordance with general principles of equity, whether applied by a court of law or of equity.

     3.3     Absence of Conflicts. The execution, delivery and performance by Purchaser of this Agreement and the other Documents, and consummation by Purchaser of the transactions contemplated hereby and thereby, do not and will not, to the best of Purchaser’s knowledge, (i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to modify, terminate or accelerate any obligation under, the provisions of any organizational documents of Purchaser (or its Affiliates), any laws or regulations to which Sunrise (or its Affiliates) is subject, or any indenture, mortgage, lease, loan agreement or other agreement or instrument to which Purchaser (or its Affiliates) are subject.

     3.4     Broker’s or Finder’s Fees. No agent, broker, investment banker or other person or firm acting on behalf of or under the authority of Purchaser or any Affiliate of Purchaser is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from Purchaser in connection with the transactions contemplated by this Agreement. Purchaser agrees to indemnify and hold Sellers harmless from any Loss resulting from a breach of this representation and warranty. Notwithstanding the provisions of Article IX below, such agreement to indemnify shall survive the Closing without limitation.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

     Sellers represent and warrant to Sunrise as follows:

     4.1     Organization and Good Standing. Each Seller that is a Facility Owner is a limited company duly organized, validly existing and in good standing under the laws of Jersey, Channel

Islands. Each Facility Operator is a corporation duly organized, validly existing and in good standing under the laws of the Province of New Brunswick, Canada. Sellers and the Facility Operators have all requisite company or partnership power to own, operate and lease their respective properties and carry on their respective businesses.

     4.2     Authorization and Binding Effect of Documents. Sellers and their Affiliates within the control of SALH have all requisite power and authority to enter into this Agreement (to the extent each is a signatory hereto), and either have or will, as of the Closing Date, have all requisite power and authority to enter into the other Documents to which Sellers are a party and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and each of the other Documents by Sellers (and said Affiliates) and the consummation by Sellers (and said Affiliates) of the transactions contemplated by this Agreement will be duly authorized by all necessary company action on the part of such parties. This Agreement has been, and each of the other Documents to which Sellers are a party at or prior to Closing will be, duly executed and delivered by Sellers. This Agreement constitutes (and each of the other Documents, when executed and delivered, will constitute) the valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and to the exercise of judicial discretion in accordance with general principles of equity, whether applied by a court of law or of equity.

     4.3     Absence of Conflicts. The execution, delivery and performance by Sellers (and/or their Affiliates) of this Agreement and the other Documents, and consummation by Sellers (and/or their Affiliates) of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to modify, terminate or accelerate any obligation under, the provisions of the articles of organization or operating agreement of Sellers (and/or their Affiliates).

     4.5     Broker’s or Finder’s Fees. No agent, broker, investment banker, or other person or firm acting on behalf of Sellers or under its authority is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from Sellers in connection with the transactions contemplated by this Agreement. Sellers agree to indemnify and hold Sunrise, Sunrise REIT and their Affiliates harmless from any Loss resulting from a breach of the representations and warranties set forth in this section. Notwithstanding the provisions of Article IX below, such agreement to indemnify shall survive the Closing without limitation.

ARTICLE V
OTHER COVENANTS

     5.1      Notification of Certain Matters. Purchaser shall give prompt notice to Sellers, and Sellers shall give prompt notice to Purchaser, of (i) the occurrence, or failure to occur, of any event that would be likely to cause any of their respective representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, and (ii) any failure on their respective parts to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement.

     5.2     Publicity. The parties agree that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party, except as required by law or applicable regulations, and except as required by Sunrise REIT or Sunrise in connection with the IPO or Sunrise’s securities disclosures. Sellers hereby acknowledge prior receipt of a draft of the IPO prospectus, it being understood that Sellers shall have no right to comment thereon.

     5.3     Material Adverse Change. Sellers and Purchaser will promptly notify the other party of any event of which Sellers or Purchaser, as the case may be, obtains knowledge which has had or could reasonably be expected to have a Material Adverse Effect. It is specifically understood that the occurrence of any event which has had or could reasonably be expected to have a Material Adverse Effect shall not, of itself, give rise to grounds for termination of this Agreement or otherwise result in the failure of a condition to Closing.

     5.4     Reasonable Best Efforts; Further Assurances.

               (a)      Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take all action and to do all things necessary, proper or advisable to satisfy any condition hereunder in its power to satisfy and to consummate and make effective as soon as practicable the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Sellers agree to use reasonable efforts to assist Purchaser in procuring any necessary consents, filings or other efforts to remove or satisfy any of the Transfer Restrictions, it being understood that Purchaser bears the responsibility for identifying any such Transfer Restrictions, shall be principally responsible for addressing the same and bears the risk that the same shall not have been removed or satisfied prior to Closing;

               (b)      From time to time before, at and after the Closing, each party, at its expense and without further consideration, will execute and deliver such documents as reasonably requested by the other party in order more effectively to consummate the transactions contemplated hereby.

               (c)      Except as otherwise expressly set forth herein: (1) Purchaser shall be responsible for paying any out-of-pocket expenditures, including legal fees, filing costs and similar expenses paid by Purchaser or Sellers (at Purchaser’s request) in the course of removing any Transfer Restrictions; (2) Sellers shall not be required to take any actions that would increase their liability resulting from this transaction beyond the scope of liability contemplated by this Agreement; and (3) Sellers shall not be required to take any actions inconsistent with the provisions of this Agreement.

     5.5      No Recordation. Sellers and Purchaser each agree that neither this Agreement nor any memorandum or notice hereof shall be recorded and Purchaser agrees (a) not to file any notice of pendency or other instrument (other than a judgment) against the Facilities or any portion thereof in connection herewith and (b) to indemnify Sellers against all liabilities

(including reasonable attorneys’ fees, expenses and disbursements) incurred by Sellers by reason of the filing by Purchaser of such notice of pendency or other instrument. Notwithstanding the foregoing, if the same is permitted pursuant to applicable laws, Purchaser shall be entitled to record a notice of lis pendens or certificate of pending litigation if Purchaser is entitled to seek (and is actually seeking) specific performance of this Agreement by Sellers in accordance with the terms of Section 10.3 hereof.

     5.6      Personal Property Levels. From the date hereof until the Closing Date, Sunrise will cause to continue to manage and operate the Facilities consistent with prior practice, including maintaining levels of Personal Property on hand at the Facilities materially in keeping with the levels previously maintained.

     5.7       Taxes.

               (a)      Purchaser shall prepare and timely file all Tax Returns for calendar year 2004 of the Facility Owners and Facility Operators due on or after the date of this Agreement, subject to giving Sellers a period of not less than fifteen (15) days prior to their due date for review and comment (it being understood that the Tax Returns so delivered shall not be unreasonably rejected by Sellers). Except as set forth in the following sentence, Purchaser shall timely pay any Tax due with respect to such Tax Returns as well as any services or sales Taxes payable in connection with the transactions contemplated by this Agreement. SALH (or its equity holders) shall pay all income Taxes of the Facility Owners and Facility Operators due solely as a result of the transactions contemplated by this Agreement (including any Canadian withholding taxes resulting from distributions of proceeds from the Facility Owners or Facility Operators (or their respective successors) to SALH) and any operating taxes of the Facility Owners and Facility Operators until August 31, 2004, except any Taxes arising as a result of a payment to a Seller under Section 2.5(b). Purchaser shall be entitled to any Tax refunds related to such Tax Returns, except for Taxes paid as a result of the transactions contemplated by this Agreement and any operating taxes of the Facility Owners and Facility Operators until August 31, 2004, which shall be paid to Sellers.

               (b)      Sellers and Purchaser consent to, and shall provide cooperation with, SALH in timely filing Internal Revenue Service Forms 8832 (Entity Classification Election) on or immediately after the Closing Date to treat the Sellers as disregarded entities for U.S. federal income tax purposes under U.S. Treasury regulations under Section 7701 of the Internal Revenue Code of 1986, as amended, with such election to be made effective (i) for the Facility Owners as of the date of execution of this Agreement by the parties hereto, (ii) for the Nova Scotia unlimited liability companies that will be the successors to the Facility Operators as of the Closing Date and (iii) for the British Virgin Islands companies that will be the successors to the Facility Owners as of their dates of formation. Sellers and Purchaser further consent to, and shall provide cooperation with, (1) SALH in causing each of the Facility Operators to continue as Nova Scotia corporations and to then be arranged to form Nova Scotia unlimited liability companies that are wholly-owned by SALH with such continuation and arrangement to be made effective within three (3) business days prior to the Closing Date, and (2) SALH in causing the Facility Owners to continue as one or more newly formed British Virgin Islands companies that are wholly-owned by SALH with such continuation to be made effective as soon as is practicable following (x) the Closing Date and (y) the withdrawal of SSLII from SALH as described in Section 8.7. Purchaser acknowledges that Sellers need to be assured that the Closing will occur within the foregoing three-business-day period relating to the continuation and arrangement of the Facility Operators because the continuation and arrangement will be the taxable event for US tax purposes (i.e., a liquidation). The presently anticipated timetable for certain of the continuations, arrangements and elections described above, and for the approvals, release of proceeds, liquidations and dissolutions set forth in paragraphs (c) and (e) below, is attached hereto as Exhibit G. Such Exhibit may from time to time be modified or supplemented by consent of the parties, such consent not to be unreasonably withheld, conditioned or delayed. Sellers agree that the responsibility for preparing the documents to effect such continuations, arrangements and elections, and the costs relating to the preparation and filing of such documents, shall be borne by SALH.

               (c)      Prior to Closing, Purchaser shall diligently work with Sellers to obtain, at Sellers’ expense, all tax clearance certificates necessary from any governmental authority to effectuate the transactions contemplated by this Agreement including but not limited to the distribution of the Net Proceeds, First Additional Purchase Price Amount and Second Additional Purchase Price Amount. Without limiting the generality of the foregoing, Purchaser and Sellers shall use their best efforts to obtain approval of the CRA for the transactions contemplated hereby such that no withholding will be required in connection with the transactions contemplated hereby (the “CRA Clearance”) and that the sales proceeds distributed by the Facility Operators shall not be subject to a withholding Tax rate in excess of the applicable US/Canada treaty rate in effect for those ultimate indirect investors in SALH (as identified in a written notice to Sunrise by a majority in interest of the Class B Limited Partners in SALH on or prior to the Closing Date), it being understood and acknowledged that obtaining such approval shall not be a condition precedent to Purchaser’s obligation to consummate the transactions. The Parties will co-operate to direct a portion of the Purchase Price to the CRA as of the Closing in an amount sufficient to satisfy the CRA’s estimate of Tax liabilities to become due, to permit the receipt of the CRA Clearance prior to the release of funds to Sellers at the Closing. Any sales proceeds withheld at Closing for payment of such Taxes but not required for the payment of such Taxes will be released as directed by SALH. In the event that the CRA Clearance shall not have been obtained by the Closing Date, Purchaser shall co-operate with Sellers to implement a suitable alternative structure (elected by Sellers) for payment of the Purchase Price; provided that no such alternative shall (1) be inconsistent with applicable law (including Canadian tax law) or (2) require Purchaser to expend any sums.

               (d)     Sellers and Purchaser shall timely provide the other with such cooperation and assistance as may reasonably be requested by the other in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to liability for Taxes including such reasonable cooperation (including the provision or filing of certificates) that would reduce any Tax payable as a result of the Closing.

               (e)      SALH shall be responsible for preparing any documents and taking any actions to cause SALH and the Sellers to be liquidated and dissolved. It is understood that the officers and directors of Purchaser and Sellers shall make themselves reasonably available to execute any documents required to be delivered in connection with such liquidations and dissolutions. The parties will co-operate to determine the best time for each such liquidation and dissolution, subject to Section 5.7(g) below, but in no event prior to the time designated by SALH, and further, the Sellers shall not be liquidated prior to the expiration of the one-year period for survival of representations and warranties contemplated by Section 9.1 (assuming no claim for indemnity pursuant to Article IX shall then be pending). SALH shall be responsible for the costs required to maintain the Sellers in existence during this period, except as provided under Section 5.7(g) below. Until the earlier of (x) the liquidation of SALH or (y) December 31, 2006, Purchaser (or its Affiliate) will continue to provide accounting services to SALH consistent with past practice for the purposes of the maintenance, liquidation and dissolution of existing entities as contemplated by this Section 5.7(e). SALH will obtain an acknowledgement and release from its Class B Limited Partners and Thomas Moak (and will use reasonable efforts to obtain a similar acknowledgement and release from its Class A Limited Partners) in connection with the distribution of proceeds to such partners, to the effect that the amount so distributed represents payment in full of all amounts to which such partners are entitled.

               (f)      The Sellers and Purchaser will jointly execute an election under Section 167 of the Excise Tax Act (Canada) in the form prescribed by that Act and the Purchaser will file it with the CRA on or before the date required by that Act so that the Goods and Services Tax (“GST”) imposed under Part IX of that Act is not payable in respect of the purchase and sale of the Owned Assets contemplated by this Agreement. The Purchaser will indemnify the Sellers for any tax, penalty and interest that may be assessed against the Sellers as a result of a failure by the Purchaser to file the election on or before the date required by that Act or as a result of a determination that the election was not available for any reason other than the inaccuracy of any representation or warranty made by the Sellers pursuant to this Agreement. The Purchaser confirms that it is registered for GST purposes, and will make its GST registration number available to the Sellers upon request. The Purchaser further confirms that it will self-assess and pay all GST, Ontario Retail Sales Tax and British Columbia Social Services Tax resulting from the transactions contemplated by this Agreement.

               (g)      Subject to arriving at definitive agreements as contemplated by Exhibit I below, the Lynn Valley Owner and the Beacon Hill Owner (as the same may be continued or merged in accordance with Section 5.7(b) above) will not be dissolved in consequence of the transactions contemplated by this Agreement and will continue to hold registered title to the Lynn Valley Facility and the Beacon Hill Facility, respectively, notwithstanding the transfer of beneficial ownership of such Facilities to Purchaser or its designee at the Closing. Purchaser shall be solely responsible for the costs of maintaining the corporate existence of the Lynn Valley Owner and the Beacon Hill Owner under this Section 5.7(g). Sellers and Purchaser shall cooperate in effecting the foregoing nominee arrangement, including without limitation the execution of customary agreements to effect the arrangements and transaction steps listed on Exhibit I.

ARTICLE VI
CONDITIONS PRECEDENT TO THE OBLIGATION OF PURCHASER TO CLOSE

     Purchaser’s obligations to close the transactions contemplated in this Agreement and to acquire the Owned Assets (including the Facilities) pursuant to the terms of this Agreement are subject to the satisfaction, on or prior to the Closing Date or such earlier date specified, of each of the following conditions, unless waived by Purchaser in writing:

     6.1      Accuracy of Representations and Warranties. The representations and warranties of Sellers contained in this Agreement or in any other Document shall be true and correct in all material respects on the date hereof, and at the Closing Date with same effect as though made at such time, except for changes permitted hereunder.

     6.2      Delivery of Closing Documents. No later than five (5) business days prior to the Closing Date, Sellers shall have delivered, or caused to be delivered, each of the documents required to be delivered pursuant to Section 8.3.

ARTICLE VII
CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS TO CLOSE

     The obligations of Sellers to close the transactions contemplated in this Agreement and to transfer the Owned Assets (including the Facilities) pursuant to the terms of this Agreement are subject to the satisfaction, on or prior to the Closing Date, or such earlier date specified, of each of the following conditions, unless waived by Sellers in writing:

     7.1      Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on the date hereof, and at the Closing Date with the same effect as though made at such time, except for changes permitted hereunder.

     7.2      Delivery of Closing Documents. No later than five (5) business days prior to the Closing Date, Purchaser shall have delivered, or caused to be delivered, each of the documents required to be delivered pursuant to Section 8.2.

ARTICLE VIII
CLOSING

     8.1      Time and Place. Closing of the purchase of the Owned Assets (including the Facilities) pursuant to this Agreement (the “Closing”) shall take place at such location within Toronto, Ontario, as Sunrise may designate in the Closing Notice on or before the earlier of (x) the IPO Closing, (y) December 31, 2004, or (z) such earlier date as may be specified in the Closing Notice (the “Closing Date”). Time is of the essence of the terms of this Section.

     8.2      Documents to be Delivered to Sellers by Sunrise. No later than five (5) business days prior to the Closing Date, Purchaser shall deliver or cause to be delivered to Sellers (or to

Escrow Agent for delivery to Sellers at the Closing) the following, duly executed and acknowledged, where applicable, and in each case in form and substance reasonably satisfactory to Sellers or in the form attached hereto as an Exhibit:

               (a)      Governmental certificates, dated as of a date as near as practicable to the date of their delivery, showing that Sunrise is in good standing in its jurisdiction of organization.

               (b)      A certificate of the Secretary or Assistant Secretary of Sunrise attesting as to the incumbency of each officer who executes this Agreement and any of the other Documents, certifying that resolutions and consents necessary for Sunrise to act in accordance with the terms of this Agreement have been adopted or obtained (with copies thereof attached) and to similar customary matters.

               (c)      Such additional information and materials as Sellers shall have reasonably requested to evidence the satisfaction of the conditions to Purchaser’s obligations hereunder, including without limitation, evidence that all consents and approvals required under, and subject to the qualifications of, this Agreement as a condition to Seller’s obligation to close hereunder have been obtained.

               (d)      The As-Is Certificate of Sunrise in the form attached hereto as Exhibit B.

               (e)      Closing Statement. The Closing Statement in the form attached hereto as Exhibit C (the “Closing Statement”).

               (f)      Assignment Agreements. Assignment and assumption agreements in the forms attached hereto as Exhibit D (collectively, the “Assignment Agreements”), executed by Purchaser.

     8.3      Deliveries to Sunrise by Sellers. No later than five (5) business days prior to the Closing Date, Sellers deliver or cause to be delivered to Sunrise (or to Escrow Agent for delivery to Sunrise at the Closing), the following, duly executed and acknowledged, where applicable, and in each case in form and substance reasonably satisfactory to Sunrise or such other party or in the form attached hereto as an Exhibit:

               (a)      Deeds conveying fee title to each of the Facilities in, executed by the Facility Owners named therein in the form attached hereto as Exhibit F, subject to the implementation of the penultimate sentence of Section 5.7(g) regarding title holding as nominees.

               (b)      Bills of Sale as to all Personal Property in the form attached hereto as Exhibit E, executed by the Facility Owners and the Facility Operators.

               (c)      The Assignment Agreements, executed by the applicable Facility Owners and the Facility Operators.

               (d)     Governmental certificates from a governmental authority in the Province of New Brunswick, being the jurisdiction of formation of the Facility Operators, dated as of a date as near as practicable to the date of their delivery, showing that the Facility Operators are duly incorporated, are not dissolved and have filed their Annual Reports and paid their filing fees to date or that no Annual Report or filing fee is due until a date subsequent to the date of such certificate. Governmental Certificates, dated as of a date as near as practicable to the date of their delivery, showing that the Facility Owners are duly organized and in good standing in their respective jurisdictions of formation, or such reasonably equivalent “good standing certificates” as are commonly made available for Jersey limited companies.

               (e)     A certificate of the Secretary or Assistant Secretary of each of the Sellers attesting as to the incumbency of each officer of Sellers who executes this Agreement and any of the other Documents and to similar customary matters.

               (f)     Terminations (or assignments, at Purchaser’s option) of the Operating Leases executed by Facility Owners and Facility Operators.

               (g)     Such additional information, assignments, conveyances and materials as Purchaser shall have reasonably requested to evidence the satisfaction of the conditions to its obligations hereunder, including, without limitation, any (i) resignations of officers, directors or partners from Facility Owners and Facility Operators or any other entities, and (ii) removal of signatories on bank accounts or other financial accounts.

               (h)     The Closing Statement.

     8.4     Purchase Price. On or before the Closing Date, provided that all conditions precedent to closing have been satisfied or otherwise waived, Sunrise (or an Affiliate) shall deposit the Purchase Price, less the amount of the Deposit, with the Title Company or Escrow Agent or other settlement agent for payment on the Closing Date to Sellers (and with respect to the Payoff Amount component of the Purchase Price, to relevant lenders).

     8.5     Closing Costs. Purchaser shall pay its attorneys’ fees and expenses. Irrespective of whether the transactions contemplated by this Agreement are consummated (other than in the case of a termination of this Agreement by Purchaser due to Sellers’ default pursuant to Section 10.2(b) or Section 10.6 hereof), Purchaser shall also pay SALH an amount equal to CAN$850,000 in respect of the fees and expenses incurred by Sellers in connection with the structuring of the transactions contemplated hereby, the preparation and delivery of this Agreement and the Documents and the consummation of the transactions contemplated hereby (such amount to be disbursed by SALH as it sees fit). The foregoing CAN$850,000 payment will be reduced by payments made by Purchaser at Sellers’ request prior to the Closing Date (including such payments made prior to the date of this Agreement). All costs of the Title Insurer to insure title, and the cost of owner’s title insurance policies, all GST, county or state transfer or recording taxes, if any, and costs associated with licensing or removing or satisfying any of the Transfer Restrictions will be paid by Purchaser.

     8.6     SALH Wind-Up and Dissolution. Notwithstanding anything set forth in this agreement to the contrary, SALH shall be responsible for the out-of-pocket costs of winding up and dissolution of SALH, the Facility Owners and the Facility Operators (and their respective successors) in accordance with the terms of the constituent documents of SALH.

     8.7     Withdrawal of SSLII from SALH. Purchaser’s Affiliate, Sunrise Senior Living Investments, Inc., a Virginia corporation (“SSLII”), is the General Partner and the sole Class C Limited Partner in SALH. The general and limited partnership Interests in SALH held by SSLII are hereinafter referred to as the “SSLII Interests.” Immediately following Closing, Purchaser shall cause the withdrawal of SSLII from SALH and the assignment of the SSLII Interests, for no additional consideration, by SSLII to an Affiliate of Sellers designated by Sellers, pursuant to an Assignment and Withdrawal Agreement in the form attached hereto as Exhibit H. Following such assignment and withdrawal, SSLII shall have no further rights or obligations under the partnership agreement and other constituent documents of SALH, its being understood and acknowledged that the foregoing withdrawal and release of SSLII shall not limit or otherwise affect the rights and obligations of Purchaser under this Agreement, including without limitation Purchaser’s obligation to cooperate in the wind-up and dissolution of SALH and to provide post-Closing accounting services to SALH in accordance with Section 5.7. Promptly following the assignment of the SSLII Interest and the withdrawal of SSLII from SALH, SLH shall file and prosecute in Delaware (and any other appropriate jurisdiction) a partnership name change to remove the reference to “Sunrise Assisted Living” from SALH’s corporate and trade names.

ARTICLE IX
INDEMNIFICATION

     9.1     Survival. All representations, warranties, covenants and agreements in this Agreement or any other Document will survive the Closing for a period of one (1) year, except that the covenants set forth in Section 5.7 will extend until sixty (60) days after the expiration of the applicable statute of limitations. Except as expressly set forth in Article X, the rights to indemnification set forth in this Article IX shall be exclusive of all other rights to monetary damages that any party (or the party’s successors or assigns) would otherwise have by statute or common law in connection with the transactions contemplated by this Agreement or any other Document.

     9.2     Indemnification by Sunrise. Sunrise will indemnify, defend, and hold harmless Sellers and their respective officers, directors, employees, Affiliates, successors and assigns from and against, and pay or reimburse each of them for and with respect to, any Loss relating to, arising out of or resulting from any of the following:

               (a)     Any breach by Sunrise of any of its representations, warranties, covenants or agreements in this Agreement or any other Document; or

               (b)     The operation of the Facilities after the Cut-Off Time, including without limitation any of the Assumed Liabilities or any Taxes relating to the Owned Assets after the Cut-Off Time.

     9.3     Indemnification by Sellers. Sellers shall indemnify and hold harmless Purchaser and its officers, directors, employees, agents, representatives, Affiliates, successors and assigns from and against, and pay or reimburse each of them for and with respect to any Loss relating to, arising out of or resulting from any breach by Sellers of any of their representations, warranties, covenants or agreements in this Agreement or any other Document.

     9.4     Administration of Indemnification. For purposes of administering the indemnification provisions set forth in Sections 9.2 and 9.3 the following procedure shall apply:

               (a)     Whenever a claim shall arise for indemnification under this Article, the party entitled to indemnification (the “Indemnified Party”) shall reasonably promptly give written notice to the party from whom indemnification is sought (the “Indemnifying Party”) setting forth in reasonable detail, to the extent then available, the facts concerning the nature of such claim and the basis upon which the Indemnified Party believes that it is entitled to indemnification hereunder.

               (b)     In the event of any claim for indemnification resulting from or in connection with any claim by a third party, the Indemnifying Party shall be entitled, at its sole expense, either (i) to participate in defending against such claim or (ii) to assume the entire defense with counsel which is selected by it and which is reasonably satisfactory to the Indemnified Party provided that (A) the Indemnifying Party agrees in writing that it does not and will not contest its responsibility for indemnifying the Indemnified Party in respect of such claim or proceeding and (B) no settlement shall be made and no judgment consented to without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld. If, however, (i) the claim, action, suit or proceeding would, if successful, result in the imposition of damages for which the Indemnifying Party would not be solely responsible, or (ii) representation of both parties by the same counsel would otherwise be inappropriate due to actual or potential differing interests between them, then the Indemnifying Party shall not be entitled to assume the entire defense and each party shall be entitled to retain counsel who shall cooperate with one another in defending against such claim. In the case of Clause (i) of the preceding sentence, the Indemnifying Party shall be obligated to bear only that portion of the expense of the Indemnified Party’s counsel that is in proportion to the damages indemnifiable by the Indemnifying Party compared to the total amount of the third-party claim against the Indemnified Party.

               (c)     If the Indemnifying Party does not choose to defend against a claim by a third party, the Indemnified Party may defend in such manner as it deems appropriate or settle the claim (after giving notice thereof to the Indemnifying Party) on such terms as the Indemnified Party may deem appropriate, and the Indemnified Party shall be entitled to periodic reimbursement of defense expenses incurred and prompt indemnification from the Indemnifying Party in accordance with this Article.

               (d)     Failure or delay by an Indemnified Party to give a reasonably prompt notice of any claim (if given prior to expiration of any applicable survival period) shall not release, waive or otherwise affect an Indemnifying Party’s obligations with respect to the claim, except to the extent that the Indemnifying Party can demonstrate actual loss or prejudice as a result of such failure or delay.

               (e)     The provisions of this Section 9 shall survive the Closing hereunder indefinitely (except to the extent a shorter period of time is expressly indicated above).

ARTICLE X
DEFAULT AND TERMINATION

     10.1     Covenant to Close. Sunrise hereby covenants and agrees that whether or not Sunrise REIT closes on an IPO, and whether or not Sunrise has obtained the CRA Clearance described in Section 5.7(c), Sunrise shall be obligated to close on the transactions contemplated by this Agreement, including the purchase of the Facilities in accordance with the terms of this Agreement, no later than December 31, 2004.

     10.2     Remedies upon Default.

               (a)     If, at any time prior to the Closing, Purchaser materially defaults on any of its obligations hereunder, and such default continues for ten (10) business days after written notice thereof specifying such default, Sellers may, by serving notice in writing to Sunrise in the manner provided in this Agreement, either:

(i)	Terminate this Agreement and declare it null and void, in which event the Escrow Agent will promptly deliver the Deposit to Sellers in accordance with the Escrow Agreement, and Sellers will be entitled to pursue Purchaser for any monetary damages in excess of the Deposit; or

(ii)	Consummate the transactions contemplated by this Agreement in the same manner as if there had been no such defaults without any increase in the Purchase Price; provided that the foregoing shall not waive any right of the Sellers to indemnity for any such defaults pursuant to Article IX.

From and after the Closing, the provisions of this Section 10.2(a) shall be inapplicable and Sellers’ recourse shall be limited to the provisions of Article IX.

               (b)     If, at any time prior to the Closing, any Seller materially defaults on any of its obligations hereunder, and such default continues for ten (10) business days after written notice thereof specifying such default, Purchaser may, by serving notice in writing to Sellers in the manner provided in this Agreement, either:

(i)	Terminate this Agreement and declare it null and void, in which event the Escrow Agent will promptly deliver the Deposit to Purchaser in accordance with the Escrow Agreement, and Purchaser will be entitled to pursue Seller for any monetary damages; or

(ii)	Consummate the transactions contemplated by this Agreement in the same manner as if there had been no such defaults without any reduction in the

Purchase Price; provided that the foregoing shall not waive any right of Purchaser to indemnity for any such defaults pursuant to Article IX.

From and after the Closing, the provisions of this Section 10.2(b) shall be inapplicable and Purchaser’s recourse shall be limited to the provisions of Article IX.

     10.3     Specific Performance; Liquidated Damages.

               (a)     Sellers understand that, subject only to the satisfaction of the conditions set forth in Article VII, the obligation to sell the Owned Assets (including the Facilities) to Purchaser on the Closing Date is unconditional, and that time is of the essence.

               (b)     If, notwithstanding the satisfaction of the conditions set forth in Article VII, Sellers fail to consummate the transactions contemplated by this Agreement as of the Closing Date, then, at Purchaser’s option, either:

(i)	Sellers specifically agree that Purchaser will be entitled to enforcement of this Agreement by a decree of specific performance or injunctive relief requiring Sellers to fulfill their obligations under this Agreement to sell the Facilities to Purchaser or its designee; or

(ii)	Purchaser may, by serving notice in writing to Sellers and Escrow Agent in the manner provided in this Agreement, cause the Escrow Agent to return the Deposit to Purchaser, and in addition recover liquidated damages from Sellers in the amount of Twenty Million US Dollars (US$20,000,000), Sellers and Purchaser hereby acknowledging and agreeing that the monetary damages which Purchaser would suffer as a result of such default and termination would be difficult, if not impossible, to determine and that the liquidated damages provided for herein are a fair and reasonable estimation of such damages.

     10.4     Obligations Upon Termination. Upon termination of this Agreement, each party shall thereafter remain liable for breach of this Agreement prior to such termination. If this Agreement is terminated by mutual consent without any breach by either party hereto, each of the parties shall be liable and responsible for any costs incurred by it in connection with the transactions contemplated by this Agreement.

     10.5     Termination Notice. Each notice given by a party to terminate this Agreement shall specify the Section of Article X pursuant to which such notice is given. If at the time a party gives a termination notice, such party is entitled to give such notice pursuant to more than one Section of Article X, the Section pursuant to which such notice is given and termination is effected shall be deemed to be the section or sections specified in such notice provided that the party giving such notice is at such time entitled to terminate this Agreement pursuant to the specified section.

     10.6     Notice of Breach; Sellers’ Right to Cure. If, prior to the Closing, Purchaser obtains actual knowledge that any of Sellers’ Warranties is untrue, inaccurate or incorrect in any material respect, Purchaser shall give Sellers written notice thereof within five (5) business days of obtaining such knowledge (but, in any event, prior to the Closing). If, prior to the Closing, Sellers obtains actual knowledge that any of Purchaser’s Warranties are untrue, inaccurate or incorrect in any material respect, Sellers shall give Purchaser written notice thereof within five (5) business days of obtaining such knowledge (but, in any event, prior to the Closing). In either such event, Sellers or Purchaser, as the case may be (the “Breaching Party”), shall have the right to cure such misrepresentation or breach and shall be entitled to an adjournment of the Closing (not to extend beyond the IPO Closing or December 31, 2004, whichever is earlier) for the purpose of such cure. If the Breaching Party is unable to so cure any misrepresentation or breach, then Purchaser or Sellers, as the case may be (the “Non-Breaching Party”), as its sole remedy for any and all such materially untrue, inaccurate or incorrect material representations or warranties, shall elect either (a) to waive such misrepresentations or breaches of representations and warranties by the Breaching Party and consummate the purchase and sale of the Owned Assets (including the Facilities), without any reduction of or credit against the Purchase Price, or (b) to terminate this Agreement by written notice given to the Breaching Party, whereupon (1) this Agreement shall be terminated and (2) the Non-Breaching Party shall be entitled to pursue the Breaching Party for any monetary damages.

     10.7     Limitation on Sellers’ Liability. Anything in this Agreement to the contrary notwithstanding, the maximum aggregate liability of Sellers for breaches of Sellers’ Warranties shall be limited to Twenty Million US Dollars (US$20,000,000). Notwithstanding the foregoing, however, if the Closing occurs, Purchaser hereby expressly waives, relinquishes and releases any right or remedy available to it at law, in equity, under this Agreement or otherwise to make a claim against Sellers for damages that Purchaser may incur, or to rescind this Agreement, as the result of any of Sellers’ Warranties being untrue, inaccurate or incorrect if: (a) Purchaser knew or is deemed to know that such representation or warranty was untrue, inaccurate or incorrect at the time of the Closing, or (b) Purchaser’s damages as a result of such representations or warranties being untrue, inaccurate or incorrect are reasonably estimated to aggregate less than US$500,000.00.

ARTICLE XI
MISCELLANEOUS

     11.1     Notices. All notices, demands or other communications given hereunder shall be in writing and shall be sufficiently given if delivered by courier (including overnight delivery service) or sent by registered or certified mail, first class, postage prepaid, addressed as follows:

               (a)     If to Sellers, to:

Sprout Group
One Madison Avenue, 7th Floor
New York, NY 10010
Attn: Janet Hickey

and to:

DLJ Real Estate Capital Partners
Eleven Madison Avenue, 16th Floor
New York, NY 10010
Attn: Steven Carter

with a copy to:

Michael Flynn, Esq.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020

and to:

Sunrise Senior Living Investments, Inc.
c/o Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
Attention: John Gaul, General Counsel

with a copy to:

Wayne G. Tatusko, Esq.
Watt, Tieder, Hoffar & Fitzgerald, L.L.P.
8405 Greensboro Drive, Suite 100
McLean, Virginia 22102

               (b) If to Sunrise REIT, to:

Sunrise Senior Living Real Estate Investment Trust
7900 Westpark Drive, Seventh Floor
McLean, Virginia 22102
Attention: Douglas MacLatchy

with a copy to:

Wayne G. Tatusko, Esq.
Watt, Tieder, Hoffar & Fitzgerald, L.L.P.
8405 Greensboro Drive, Suite 100
McLean, Virginia 22102

               (c)     If to Sunrise:

Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
Attention: John Gaul, General Counsel

with a copy to:

Wayne G. Tatusko, Esq.
Watt, Tieder, Hoffar & Fitzgerald, L.L.P.
8405 Greensboro Drive, Suite 100
McLean, Virginia 22102

               (d)     If to Title Insurer, to:

First Canadian Title Insurance Company
2235 Sheridan Garden Drive
Oakville, ON L6J 7Y5
Attention: Mr. Paul Miron

               (e)     If to Escrow Agent, to:

Torys, LLP
79 Wellington Street West
Suite 3000, TD Center
Box 270
Toronto, ON M5K 1N2
Attention: Paul M. Kennedy, Esq.

or such other address as a party may from time to time notify the other party in writing (as provided above). Any such notice, demand or communication shall be deemed to have been given (i) if so mailed, as of the close of the third business day following the date so mailed, and (ii) if delivered by courier, on the date received.

     11.2     Entire Agreement. This Agreement (which is confirmed to include all the Exhibits hereto) and the other Documents constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede any prior negotiations, agreements, understandings or arrangements between the parties hereto with respect to the subject matter hereof.

     11.3     Binding Effect; Benefits. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except to the extent specified herein, nothing in this Agreement, express or implied, shall confer on any person other than the parties hereto and their respective successors or permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     11.4     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either party without the prior written consent of the other party, provided that Sunrise may assign all of its rights under this Agreement to an Affiliate or to Sunrise REIT or an entity controlled, directly or indirectly, by Sunrise REIT, provided that (i) the representations and warranties of Sunrise hereunder shall be true and correct in all material respects as applied to the assignee, (ii) Sunrise shall execute and deliver to Sellers a written instrument in form and substance satisfactory to Sellers within their reasonable judgment in which Sunrise agrees to continue to be liable for performance of all of Sunrise’s obligations so to be assigned under this Agreement, and (iii) Sunrise and the assignee shall deliver such other documents and instruments as reasonably requested by Sellers, including appropriate certified resolutions of the boards of directors of Sunrise and the assignee. Sellers acknowledge and agree that Sunrise (or its assignee) may designate that the Facilities be sold on the Closing Date to one or more designees without such designees actually being assignees of this Agreement or assuming any obligations of Sunrise hereunder.

     11.5     Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws, provided, however, that, in the event Purchaser or Sellers breach this agreement and such breach relates to a particular Facility, neither Purchaser nor Sellers shall be precluded from exercising any rights or remedies which it may have under the laws of the jurisdiction in which such Facility is located.

     11.6     Amendments and Waivers. No term or provision of this Agreement may be amended, waived, discharged or terminated orally but only by an instrument in writing signed by the party against whom the enforcement of such amendment, waiver, discharge or termination is sought. Any waiver shall be effective only in accordance with its express terms and conditions.

     11.7     Severability. Any provision of this Agreement which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof, and any such unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto hereby waive any provision of law now or hereafter in effect which renders any provision hereof unenforceable in any respect.

     11.8     Headings. The captions in this Agreement are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

     11.9     Counterparts. This Agreement may be executed in any number of counterparts, and by any party on separate counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

     11.10     References. All references in this Agreement to Articles and Sections are to Articles and Sections contained in this Agreement unless a different document is expressly specified.

     11.11     Exhibits. Unless otherwise specified herein, each Exhibit referred to in this Agreement is attached hereto, and each such Exhibit is hereby incorporated by reference and made a part hereof as if fully set forth herein.

     11.12     Attorneys’ Fees. In the event either party brings an action to enforce or interpret any of the provisions of this Agreement, the “prevailing party” in such action shall, in addition to any other recovery, be entitled to its reasonable attorneys’ fees and expenses arising from such action and any appeal or any bankruptcy action related thereto, whether or not such matter proceeds to court. For purposes of this Agreement, “prevailing party” shall mean, in the case of a person asserting a claim, such person is successful in obtaining substantially all of the relief sought, and in the case of a person defending against or responding to a claim, such person is successful in denying substantially all of the relief sought.

     11.13     Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY PROCEEDINGS BROUGHT BY THE OTHER PARTY IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE TRANSACTION, THIS AGREEMENT, THE PROPERTY OR THE RELATIONSHIP OF SELLERS AND PURCHASER HEREUNDER. THE PROVISIONS OF THIS SECTION SHALL SURVIVE THE CLOSING (AND NOT BE MERGED THEREIN) OR ANY EARLIER TERMINATION OF THIS AGREEMENT.

     11.14     Facsimile Signatures. Signatures to this Agreement transmitted by telecopy shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver an execution original to this Agreement with its actual signature to the other party, but a failure to do so shall not affect the enforceability of this Agreement, it being expressly agreed that each party to this Agreement shall be bound by its own telecopied signature and shall accept the telecopied signature of the other party to this Agreement.

[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.

PURCHASER:

SUNRISE SENIOR LIVING, INC., a Delaware corporation

By: /s/ Thomas B. Newell Name: Thomas B. Newell Title: President

[ADDITIONAL SIGNATURE PAGES FOLLOW]

SELLERS:

SUNRISE OF LYNN VALLEY LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

SUNRISE OF BEACON HILL LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

SUNRISE OF MISSISSAUGA LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

SUNRISE OF MARKHAM LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

[ADDITIONAL SIGNATURE PAGES FOLLOW]

SUNRISE OF WINDSOR LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

SUNRISE OF RICHMOND HILL LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

SUNRISE OF OAKVILLE LIMITED

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

S.A.L. OPERATIONS B.H. INC.

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

S.A.L. OPERATIONS (CANADA) INC.

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

S.A.L. OPERATIONS B.N.S. INC.

By: /s/ Thomas M. Moak Name: Thomas M. Moak Title: Chief Executive Officer

EXHIBIT LIST

Exhibit A	Municipal Addresses and Legal Description

Lynn Valley Facility
Beacon Hill Facility
Mississauga Facility
Markham Facility
Windsor Facility
Richmond Hill Facility
Oakville Facility

Exhibit B	Form of Sunrise’s As-Is Certificate

Exhibit C	Form of Closing Statement

Exhibit D	Form of Assignment Agreements

D-1 Assignment of Contracts and Assumption of Contracts
D-2 Assignment of Landlords’ Interest in Leases
D-3 Assignment of Tenants’ Interest in Leases

Exhibit E	Form of Bill of Sale

Exhibit F	Forms of Deed

F-1 Lynn Valley Facility
F-2 Beacon Hill Facility
F-3 Mississauga Facility
F-4 Markham Facility
F-5 Windsor Facility
F-6 Richmond Hill Facility
F-7 Oakville Facility

Exhibit G	Transaction Timeline

Exhibit H	Assignment and Withdrawal Agreement

Exhibit I	Agreements Regarding Nominees

EXHIBIT A
TO
PURCHASE AND
SALE AGREEMENT

Municipal Address and Legal Description

British Columbia

Facility	Municipal Address	Legal Description

Beacon Hill	920 Humboldt Street Victoria, BC	Lot A, of Lots 338, 339, 340, 341, 342, 343, 1231, 1232, 1233 and 1234, Victoria City, Plan 27547 Except Part in Plan 42102

Lynn Valley	940 Lynn Valley Road North Vancouver, BC	Lot 3, Block 13, District Lot 2025, Group 1, New Westminster District, Plan LMP47707

Ontario

Facility	Municipal Address	PIN	Legal Description

Markham	38 Swansea Road Unionville, ON	02964-0011 (LT)	Parcel 127-1, Section 65M2520 being Block 127 on Plan 65M2520, Town of Markham
		02964-0008 (LT)	Part of Lot 10, Concession 6, Town of Markham as described in R638202
		02964-0009 (LT)	Part of Lot 10, Concession 6, Town of Markham as described in MA98105
		02964-0010 (LT)	Part of Lot 10, Concession 6, Town of Markham as described in MA41774

Mississauga	1273 & 1279 Burnhamthorpe Road East Mississauga, ON	13307-0326 (LT)	Part of Lots 44 & 45, Plan 381, designated as Part 5 on Plan 43R-23740, City of Mississauga
		13307-0322 (LT)	Part of Lots 45, 46 & 47, Plan 381, designated as Part 4 on Plan 43R-23740, City of Mississauga
		13307-0320 (LT)	Part of Lot 48, Plan 381, designated as Part 3 on Plan 43R-23740, City of Mississauga

A-1

Ontario

Facility	Municipal Address	PIN	Legal Description

Oakville	456 Trafalgar Road Oakville, ON	24816-0097 (LT)	Part of Lots 13 & 14, Conc 3 south of Dundas Street, designated as Parts 6 & 7 on Plan 20R-13457, Town of Oakville
		24816-0345 (LT)	Part of Blocks 117 & 118, Plan 62, designated as Parts 5, 6 & 7 on Plan 20R-12743, Town of Oakville
		24816-0099 (LT)	Part of Old Mill Road closed by By-law 2000-035, designated as Parts 8, 9 & 10 on Plan 20R-13457, Town of Oakville

Richmond Hill	9800 Yonge Street Richmond Hill, ON	03156-0501 (LT)	Block 3 on Plan 65M2368, save and except Part 1 on plan 65R-10347 and parts 2 & 3 on plan 65R-23458, Town of Richmond Hill

Windsor	5065 Riverside Drive East Windsor, ON	01086-0167 (LT)	Part of Lot 111, Conc 1 Sandwich East designated as Parts 1, 2 & 3 on Plan 12R-10366, City of Windsor
		01086-0172 (LT)	Part of Lot 111, Conc 1 Windsor designated as Part 10 on Plan 12R-17731, City of Windsor

A-2

EXHIBIT B
TO
PURCHASE AND
SALE AGREEMENT

Form of Sunrise’s As-Is Certificate

Form of Purchaser’s As-Is Certificate and Agreement

PURCHASER’S AS-IS CERTIFICATE AND AGREEMENT

     THIS PURCHASER’S AS-IS CERTIFICATE AND AGREEMENT (this “Agreement”), is made as of                             , 2004 by Sunrise Senior Living, Inc., a Delaware corporation (“Sunrise or Purchaser”) to and for the benefit of                                       (“Seller”).

RECITALS

     WHEREAS, pursuant to the terms of that certain Purchase and Sale Agreement, dated as of                             , 2004, by and among Purchaser and certain Sellers specified therein, Sunrise Senior Living, Inc., a Delaware corporation (“Sunrise”), (the “Purchase Agreement”), Sellers agreed to sell to Purchaser, inter alia, the Owned Assets, as more particularly described in the Purchase Agreement. Initially capitalized terms not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement; and

     WHEREAS, the Purchase Agreement requires, inter alia, that, as a condition precedent to Sellers’ obligations under the Purchase Agreement, Purchaser shall execute and deliver this Agreement to Seller at Closing.

     NOW, THEREFORE, in consideration of TEN AND NO/100 DOLLARS ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser hereby certifies and agrees as follows:

     1. For purposes of this Agreement, the following terms shall have the following meanings:

     “Purchaser’s Representatives” shall mean Purchaser and Sunrise REIT, as well as any direct or indirect owner of any beneficial interest in Purchaser or Sunrise REIT, and any officers, directors, employees, agents, representatives and attorneys of Purchaser or Sunrise REIT, or any such direct or indirect owner of any beneficial interest (but only those officers, directors, employees, agents, representatives and attorneys that are engaged in the Due Diligence for or other services in connection with the transactions contemplated by the Purchase Agreement).

     “deemed to know” (or words of similar import) shall have the following meaning:

(a)	Purchaser shall be “deemed to know” of the existence of a fact or circumstance to the extent that:

(i)	any Purchaser’s Representative knows of such fact or circumstance, or

(ii)	such fact or circumstance is disclosed by the Purchase Agreement, any documents executed by Seller for the benefit of Purchaser in connection with the Closing, or any Documents actually delivered to Purchaser.

(b)	Purchaser shall be “deemed to know” that any Sellers’ Warranty is untrue, inaccurate or incorrect to the extent that:

(i)	any Purchaser’s Representative has actual, conscious knowledge of information which is inconsistent with such Sellers’ Warranty, or

(ii)	the Purchase Agreement, any documents executed by Sellers for the benefit of Purchaser in connection with the Closing, or any Documents actually delivered to Purchaser contains information which is inconsistent with such Sellers’ Warranty.

     “Documents” shall mean the documents and instruments applicable to the Facilities or any portion thereof that Seller or any of the other Seller Parties deliver or make available to Purchaser or Purchaser’ Representatives prior to Closing or which are in the possession of or otherwise obtained by Purchaser or Purchaser’s Representatives prior to Closing.

     “Due Diligence” shall mean examinations, inspections, investigations, tests, studies, analyses, appraisals, evaluations and/or investigations with respect to the Owned Assets, the Documents, and other information and documents regarding the Owned Assets, including, without limitation, examination and review of title matters, applicable land use and zoning laws and other laws applicable to the Owned Assets, the physical condition of the Owned Assets, and the economic status of the Owned Assets.

     “Hazardous Materials” shall mean any substance, chemical, waste or material that is or becomes regulated by any federal, state or local governmental authority because of its toxicity, infectiousness, radioactivity, explosiveness, ignitability, corrosiveness or reactivity, including, without limitation, methane and other landfill gasses, asbestos or any substance containing more than 0.1 percent asbestos, the group of compounds known as polychlorinated biphenyls, flammable explosives, oil, petroleum or any refined petroleum product.

     “Liabilities” shall mean, collectively, any and all problems, conditions, losses, costs, damages, claims, liabilities, expenses, demands or obligations of any kind or nature whatsoever.

     “Property Documents” shall mean, collectively, (a) leases, (b) contracts, and (c) any other documents or instruments which constitute, evidence or create any portion of the Real Property.

     “Seller Parties” shall mean and include, collectively, (a) Sellers; (b) their counsel; (c) any direct or indirect owner of any beneficial interest in Sellers; (d) any officer, director, employee, or agent of Sellers, their counsel, or any direct or indirect owner of any beneficial interest in

Sellers; and (e) any other entity or individual affiliated or related in any way to any of the foregoing.

     “Sellers’ Warranties” shall mean Sellers’ representations and warranties set forth in (a) the Purchase Agreement and (b) any documents executed by Seller for the benefit of Purchaser in connection with the Closing, as the same may be deemed modified or waived by Purchaser pursuant to the terms of the Purchase Agreement.

     2. Purchaser acknowledges and agrees that, prior to the date hereof (the date of Closing under the Purchase Agreement): (a) without limiting any rights or remedies that Purchaser may have against Sellers as a result of a breach of any of Sellers’ Warranties, Purchaser had access to, the Facilities and all books, records and files of the Manager of the Facilities; (b) Purchaser has conducted (or has waived its right to conduct) all Due Diligence (including Due Diligence with respect to Hazardous Materials) as Purchaser considered necessary or appropriate; (c) Purchaser has reviewed, examined, evaluated and verified the results of its Due Diligence to the extent it deems necessary or appropriate with the assistance of such experts as Purchaser deemed appropriate; (d) Purchaser has determined to its satisfaction the assignability of any Documents to be assigned as part of the transactions contemplated in the Purchase Agreement; and (e) except for, and only to the extent of, Sellers’ Warranties, is acquiring the Interests based exclusively upon its own Due Diligence and its awareness of the conditions of the Owned Assets and of the status of all of the operations of the Facilities.

     3. Purchaser acknowledges and agrees that, except for, and only to the extent of, Sellers’ Warranties:

(a)	The Facilities are being sold, and Purchaser is accepting possession of the Facilities on the date hereof, “AS IS, WHERE IS, WITH ALL FAULTS”, with no right of setoff or reduction in the Purchase Price.

(b)	None of the Seller Parties have or shall be deemed to have made any verbal or written representations, warranties, promises or guarantees (whether express, implied, statutory or otherwise) to Purchaser with respect to the Owned Assets, their value, any matter set forth, contained or addressed in the Documents (including, but not limited to, the accuracy and completeness thereof) or the results of Purchaser’s Due Diligence.

(c)	Purchaser has confirmed independently all information that it considers material to its purchase of the Owned Assets.

(d)	Purchaser is not relying on (and Sellers and each of the other Seller Parties does hereby disclaim and renounce) any representations or warranties of any kind or nature whatsoever, whether oral or written, express, implied, statutory or otherwise, from Sellers or any other Seller Parties, as to:

(i)	the operation or performance of the Owned Assets, the income potential, economic status, uses, or the merchantability, habitability or fitness of any portion of the Owned Assets for a particular purpose;

(ii)	the physical condition of the Real Property or the condition or safety of the Facilities or any component thereof, including, but not limited to, plumbing, sewer, heating, ventilating and electrical systems, roofing, air conditioning, foundations, soils and geology, including Hazardous Materials, lot size, or suitability of the Facilities or any component thereof for a particular purpose;

(iii)	the presence or absence, location or scope of any Hazardous Materials in, at, about or under the Real Property;

(iv)	whether the appliances, if any, plumbing or utilities are in working order;

(v)	the habitability or suitability for occupancy of any structure and the quality of its construction;

(vi)	whether the improvements are structurally sound, in good condition, or in compliance with applicable Laws;

(vii)	the accuracy of any statements, calculations or conditions stated or set forth in the Documents, other books and records concerning the Owned Assets, or any of Sellers’ offering materials with respect to the foregoing;

(viii)	the dimensions of the Facilities or the accuracy of any floor plans, square footage, lease abstracts, sketches, or revenue or expense projections related to the Facilities;

(ix)	the locale of the Facilities, the leasing market for the Facilities, or the market assumptions Purchaser utilized in its analysis of the Facilities and determination of the value of the Facilities and the Purchase Price (such as rental rates, leasing costs, vacancy and absorption rates, land values, replacement costs, maintenance and operating costs, financing costs, etc.);

(x)	whether the Facilities are or would likely constitute a target of terrorist activity or other acts of war;

(xi)	the ability of Purchaser to obtain any and all necessary governmental approvals or permits for Purchaser’s intended use and development of the Real Estate and the Facilities;

(xii)	the leasing status of the Facilities or the intentions of any parties with respect to the negotiation and/or execution of any lease for any portion of the Property; and

(xiii)	Sellers’ ownership of any portion of the Owned Assets.

(e)	Except as set forth in the Purchase Agreement, Sellers are under no duty to make any affirmative disclosures or inquiry regarding any matter which may or may not be known to either Seller or any of the other Seller Parties, and Purchaser, for itself and for its successors and assigns, hereby specifically waives and releases Sellers and each of the other Seller Parties from any such duty that otherwise might exist.

     4.      Without limiting any rights or remedies that Purchaser may have against Sellers as a result of a breach of any of Sellers’ Warranties, any repairs or work required by Purchaser are the sole responsibility of Purchaser, and Purchaser agrees that there is no obligation on the part of Seller to make any changes, alterations or repairs to the Real Property or the Facilities, including, without limitation, to cure any violations of Law, comply with the requirements of any insurer or otherwise. Purchaser is solely responsible for obtaining any certificate of occupancy or any other approval or permit necessary for the transfer or occupancy of the Real Property and the Facilities and for any repairs or alterations necessary to obtain the same, all at Purchaser’s sole cost and expense.

     5.      Without limiting any rights or remedies that Purchaser may have against Seller as a result of a breach of any of Sellers’ Warranties and except as expressly provided hereinbelow in this Section 5, Purchaser, for Purchaser and Purchaser’s successors and assigns, hereby releases Sellers and each of the other Seller Parties from, and waives any and all Liabilities against Sellers and each of the other Seller Parties for or attributable to or in connection with the Owned Assets, whether arising or accruing before, on or after the date hereof and whether attributable to events or circumstances which have heretofore or may hereafter occur, including, without limitation, the following:

               (a)      any and all statements or opinions heretofore or hereafter made, or information furnished, by the Seller Parties to Purchaser or any of Purchaser’s Representatives;

               (b)      any and all Liabilities with respect to the structural, physical, or environmental condition of the Real Property or the Facilities;

               (c)      any and all Liabilities relating to the release of or the presence, discovery or removal of any Hazardous Materials in, at, about or under the Real Property, or for, connected with or arising out of any and all claims or causes of action based upon CERCLA (Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§9601 et seq., as amended by SARA (Superfund Amendment and Reauthorization Act of 1986) and as may be further amended from time to time), the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§6901 et seq., or any related claims or causes of action or any other federal, state or municipal based statutory or regulatory causes of action for environmental contamination at, in, about or under the Real Property;

               (d)      any and all tort claims made or brought with respect to the Real Property, the Facilities or the use or operation thereof;

               (e)      any implied or statutory warranties or guaranties of fitness, merchantability or any other statutory or implied warranty or guaranty of any kind or nature regarding or relating to any portion of the Owned Assets; and

               (f)      any and all Liabilities relating to the condition or status of the Facility Owners’ title to the Facilities.

Nothing contained in the covenants of this Agreement, including, but not limited to, the release and waiver set forth in this Section 5 is intended or shall be construed to affect or impair any rights or remedies that Purchaser may have against Sellers as a result of a breach of any of Sellers’ Warranties; nor is such release and waiver intended to, and such release and waiver shall not be construed to, effect any contractual assumption of liability as to matters which were are not expressly assumed by Purchaser in the documents executed by Purchaser in connection with the transactions contemplated by the Purchase Agreement.

     6.      Purchaser expressly understands and acknowledges that it is possible that unknown Liabilities may exist with respect to the Facilities or be otherwise included among the Assumed Liabilities and that Purchaser explicitly took that possibility into account in determining and agreeing to buy the Owned Assets and pay the Purchase Price, and that a portion of such consideration, having been bargained for between parties with the knowledge of the possibility of such unknown Liabilities has been given in exchange for a full accord and satisfaction and discharge of all such Liabilities. Purchaser has also had all information necessary to evaluate the value of the Owned Assets and their respective marketability. Based on all such information and any other information Purchaser has desired to obtain, Purchaser acknowledges that the Purchase Price is a fair price for the Owned Assets.

     7.      Purchaser acknowledges and agrees that the provisions of this Agreement were a material factor in Sellers’ agreement to sell the Owned Assets and to accept the Purchase Price and, while Sellers have made the Documents available to Purchaser and cooperated with Purchaser, Sellers are unwilling to sell the Owned Assets unless Sellers and the other Seller Parties are expressly released as set forth in Section 5.

     8.      This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.      If any term or provision of this Agreement or the application thereof to any persons or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

     10.      This Agreement is in addition to and in no way replaces or is in lieu of the covenants, representations and warranties set forth in the Purchase Agreement, including but not limited to those in Section 2.4 thereof.

          IN WITNESS WHEREOF, Purchaser has executed this Agreement as of the date first set forth hereinabove.

PURCHASER: SUNRISE SENIOR LIVING, INC., a Delaware corporation
By:
Name:
Title:

EXHIBIT C
TO
PURCHASE AND
SALE AGREEMENT

Form of Closing Statement

EXHIBIT D
TO
PURCHASE AND
SALE AGREEMENT

Forms of Assignment Agreements

D-1	Assignment of Contracts and Assumption of Contracts
D-2	Assignment of Landlord’s Interest in Leases
D-3	Assignment of Tenants’ Interest in Leases

EXHIBIT E
TO
PURCHASE AND
SALE AGREEMENT

Form of Bill of Sale

EXHIBIT F
TO
PURCHASE AND
SALE AGREEMENT

Forms of Deed

F-1 F-2 F-3 F-4 F-5 F-6 F-7	Lynn Valley Facility Beacon Hill Facility Mississauga Facility Markham Facility Windsor Facility Richmond Hill Facility Oakville Facility

EXHIBIT G
TO
PURCHASE AND
SALE AGREEMENT

Transaction Timeline

EXHIBIT H
TO
PURCHASE AND
SALE AGREEMENT

Assignment and Withdrawal Agreement

EXHIBIT I
TO
PURCHASE AND
SALE AGREEMENT

Agreements Regarding Nominees